EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	State or Sovereign Power of Incorporation
Merix Europe B.V.	Netherlands
Merix Asia, Inc.	Oregon
Merix Caymans Holding Company Limited	Cayman Islands
Merix Caymans Trading Company Limited	Cayman Islands
Merix Singapore Sales Pte. Ltd.	Singapore
Merix Manufacturing (Hong Kong) Ltd.	Hong Kong
Merix U.K. Limited	United Kingdom
Merix Circuits Corp.	Canada
Merix Holding (Singapore) Pte. Ltd.	Singapore
Merix Asia Limited	Hong Kong
Merix Printed Circuits (Huizhou) Limited	People’s Republic of China
Merix Printed Circuits Technology Limited	People’s Republic of China